Verizon Virginia Inc.

EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)	Six Months Ended June 30, 2003

Income before provision for income taxes and cumulative effect of change in accounting principle	$223.6
Equity loss from affiliate	25.4
Dividends received from equity affiliate	.2
Interest expense	38.5
Portion of rent expense representing interest	21.7
Amortization of capitalized interest	2.0

Earnings, as adjusted	$311.4

Fixed charges:
Interest expense	$38.5
Portion of rent expense representing interest	21.7
Capitalized interest	1.3

Fixed charges	$61.5

Ratio of earnings to fixed charges	5.06